SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

The CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS ("Company") announces that it received, on July 8, 2016, request of minority shareholder 3G RADAR MASTER FUNDO DE INVESTIMENTO DE AÇÕES, represented by it´s fund manager, ("Shareholder"), pursuant to CVM Instruction 481/09 and Office Letter/CVM/SEP/No 02/2016, information related to candidate indicated for position on the Board of Directors, whose election will take place at the Extraordinary General Meeting to be held on July 22, 2016.

The candidate nominated by the Shareholder, which must apply for vacancy on the Board of Directors is Mr. Mozart de Siqueira Campos Araújo, whose information can be found in the correspondence attached.

Rio de Janeiro, July 8, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

Rio de Janeiro, July 8, 2016.

To

CENTRAIS ELETRICAS BRASILEIRAS S.A. - ELETROBRAS

Setor Comercial Norte, Quadra 04, Bloco B, 100, sala 203, Ed. Empresarial Varig, Brasília, DF

Sr. Wagner Bittencourt

President of Board of Directors

Sr. Armando Casado de Araújo

CFO and Investor Relations Officer

Regarding: EGM of 07/22/2016 - submission of the applicant's information indicated for position on the Board of Directors, - Notice to Shareholders

3G RADAR MASTER FUNDO DE INVESTIMENTO DE AÇÕES ("3G Radar FIA''), with headquarters in Rio de Janeiro, at Praia de Botafogo, nº 501, 5º andar, registered in CNPJ n° 18.324.976/0001-85, in the terms of the rules and in this act represented by its manager 3G RADAR GESTORA DE RECURSOS LTDA. ("3G Radar”), registered in CNPJ n° 17.776.271/0001-36, with headquarters in city and State of Rio de Janeiro, at Avenida Borges de Medeiros, nº 633, sala 501, Leblon, shareholder of CENTRAIS ELÉTRICAS BRASILEIRAS S/A (''Eletrobrás” or “Company'') without right to vote, present the indication of Mr. Mozart de Siqueira Campos Araújo ("Candidate''), according annex I, as candidate of the Board of Directors, by the reasons which follows:

Pursuant to the Office Letter CVM/SEP/N02/2016 (“Office Letter”), the Company should realize Notice to Shareholders, going along the release of indications to Board of Directors and Fiscal Council, giving the same publicity to the names proposed by the controlling shareholder and/or management.

As there was not election to the seat destined to holders of preferred shares at General Shareholders Meeting (“GSM”) held on 04.29.2016, considering the next Extraordinary General Meeting (“EGM”), already convened to 07.22.2016, which among other subjects will decide on the election of members of the Board of Directors, request, the adding of the name of candidate mentioned above in the list of candidates presented by Eletrobras, in a way that the market have the information of the nomination of the non controlling shareholders.

It is important to clarify that the nomination of candidate is for the composition of the Board of Directors in the following conditions:

(i) as candidate of the holders of preferred shares (“PN”) of company’s emission to dispute the seat destined to this type of share pursuant to what is determined in paragraph 4 of art 141 of 6,404 Law;

(ii) as candidate of holders of common shares (“ON”) and holders of preferred shares (“PN”) through cumulative vote process, in case is not possible reach the minimum quorum established for the separate election provided above..

Regards,

3G RADAR MASTER FUNDO DE INVESTIMENTOS EM AÇÕES

ANNEX I

I – BOARD OF DIRECTORS - HOLDER OF COMMON AND PREFERRED SHARES: Mr. Mozart Siqueira Araújo is electrical engineer graduated from UFPE with a PhD from the Institut National Polytechnique of Grenoble and a long history of experience in the Brazilian electric sector, participating in creation of the National Operator System and the Wholesale Energy Market. Mozart began his story with Chesf in 1975 when he joined the company's staff still as a trainee. In 1982 he returned to Chesf as electrical engineer, being raised to the position of Chief of Staff of the Presidency in 1993, Chief Financial Officer in 1995 and Chief Executive Officer from 1997 to 2003.

From 2003 to April 2005 he was Treasury Secretary of the State of Pernambuco, during the second term of the current Deputy Jarbas Vasconcellos de Andrade.

After public sector, he has been working for Brennand Energia, as Senior Electrical Engineer working in the Generation and Production of Electric Energy, since 2005.

Since 1979 Mr. Mozart is Associate Professor at the Federal University of Pernambuco where he teaches Energy Electromechanical Conversion, Electrical Machines, Operation of Electrical Machines and Commercialization of Energy.

Additionally, Mr. Mozart works since 2006 as advisor at the Brazilian Association of Clean Energy (Abragel).

12.8. Composition and professional experience of the Board of Directors

Name	Date of Birth	Management Agency:	Date of election	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by Controller?
Independent member? What are the criteria used to determine independence?	Number of consecutive terms of office:	Other roles and functions held at the issuer:

If the candidate has held role as member of the Management or Audit Councils, or in the Company’s internal commissions, indicate the percentage of attendance at meetings held by the agency during the last term, convened on dates after the date of inauguration.

Mozart de Siqueira Campos Araújo	n/a	BOARD OF DIRECTORS	07/22/2016	Until the next GSM in 2017
128.717.104-49	Engineer	MEMBER OF THE BOARD OF DIRECTORS	-	NO
NO	Not Applicable	Not Applicable
Not Applicable
Professional experience/Statement of eventual sentences

Mr. Mozart Siqueira Araújo is electrical engineer graduated from UFPE with a PhD from the Institut National Polytechnique of Grenoble and a long history of experience in the Brazilian electric sector, participating in creation of the National Operator System and the Wholesale Energy Market. Mozart began his story with Chesf in 1975 when he joined the company's staff still as a trainee. In 1982 he returned to Chesf as electrical engineer, being raised to the position of Chief of Staff of the Presidency in 1993, Chief Financial Officer in 1995 and Chief Executive Officer from 1997 to 2003.

From 2003 to April 2005 he was Treasury Secretary of the State of Pernambuco, during the second term of the current Deputy Jarbas Vasconcellos de Andrade.

After public sector, he has been working for Brennand Energia, as Senior Electrical Engineer working in the Generation and Production of Electric Energy, since 2005.

Since 1979 Mr. Mozart is Associate Professor at the Federal University of Pernambuco where he teaches Energy Electromechanical Conversion, Electrical Machines, Operation of Electrical Machines and Commercialization of Energy.

Additionally, Mr. Mozart works since 2006 as advisor at the Brazilian Association of Clean Energy (Abragel).

Mr. Mozart Siqueira Campos Araújo did not participate in other listed companies, nor in organizations of the third sector, in the last 05 (five) years

Mr. Mozart Siqueira Campos de Araújo, was not condened, in the last 05 (five) years, court sentences, including any that might prevent Mr. Mozart Siqueira Campos Araújo from undertaking any sort of professional or commercial activity.

Mr. Mozart Siqueira Campos Araújo is not considered a Politically Exposed Person in the terms of CVM Instruction 301/1999, as amended (“CVM Instruction 301”).

12.9 – Existence of marital relation, stable union or kinship up to second level between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of subsidiaries, direct or indirect, of the issuer; c. (i) administrators of the issuer or of its subsidiaries, direct or indirect and (ii) controllers direct or indirect of the issuer; and d.(i) administrators of the issuer and (ii) administrators of controlling entities direct or indirect of the issuer

There are no marital relations, stable unions or of kinship to the second-degree of the candidates to administrators to the Company, with each other and, with the administrators or controllers of subsidiaries or controlling entities, direct or indirect, of the Company.

12.10 – Relations of subordination, provision of services or control maintained, in the last 3 tax years, between administrators of the issuer and: a. entity controlled, direct or indirectly, by the issuer, except for those in which the issuer holds, direct or indirectly, all of the equity capital; b. controller direct or indirect of the issuer; c. where relevant, supplier, customer, debtor or creditor of the issuer, of its subsidiaries or controller companies or subsidiaries of any of these.

There are no relations of subordination, provision of services or control between candidates to administrators and subsidiaries, controller companies or others.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.